LEAD INVESTOR



Timothy Washington

As a leader in the Diversity, Equity and Inclusion space I truly believe in the need for this product for low income, under represented people across the US. Under represented populations are often unaware of the opportunities and options they have in terms of secondary education. On the other hand Colleges and Universities have a need to fill gaps in diversity and cognitive diversity as we all work to make our world a more diverse and inclusive place. I believe Prepps will solve this issue for both under represented, low income students as well as College recruitment.

Invested $5,000 this round & $5,000 previously